UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                    SEC FILE NUMBER 0-10248
                    CUSIP NUMBER 344437-10-8

      (Check One):  /X/ Form 10-K  / / Form 20-F  / / Form 11-K
      / / Form 10-Q  / / Form N-SAR  / / Form N-CSR
       For Period Ended:  June 30, 2006

      / / Transition Report on Form 10-K
      / / Transition Report on Form 20-F
      / / Transition Report on Form 11-K
      / / Transition Report on Form 10-Q
      / / Transition Report on Form N-SAR
       For the Transition Period Ended:  _________________

      Read Instructions (on back page) Before Preparing Form. Please Print or Type.

          NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
     __________________________________________________________________

     Part I - REGISTRANT INFORMATION

     FONAR CORPORATION
     Full Name of Registrant

     RAANEX II CORPORATION
     Former Name if Applicable

     110 MARCUS DRIVE
     Address of Principal Executive Office (Street and Number)

     MELVILLE, NY 11747
     City, State and Zip Code

     PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)/X/

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K,
          Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III - NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report of portion thereof, could not be filed within the prescribed time period.

     The Company was still in the process of finalizing its financial statements and management's discussion and analysis at the time of the filing deadline.

     PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

           HENRY T. MEYER, ESQ.      (631)         694-2929
                  (Name)          (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
     the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no,
     identify report(s).                   /X/ Yes  / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                           /X/ Yes  / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In fiscal 2006, we experienced a net loss of $30.0 million on revenues of $33.1 million, as compared to net income of $1.0 million on revenues of $104.9 million for fiscal 2005. This was due to decreased product sales in our medical equipment segment and decreased management fees in our physician and diagnostic services management segment. Product sales decreased from $73.1 million in fiscal 2005 to $11.1 million in fiscal 2006. We believe this decrease was largely the result of concerns of potential customers about reimbursements of medical claims from increasingly strict payors, which dampened their interest in purchasing new equipment.

     Revenues attributable to our physician and diagnostic services management segment decreased from $23.6 million in fiscal 2005 to $13.4 million in fiscal 2006. This was due principally to the sale of the portion of our business engaged in the management of physical therapy and rehabilitation facilities, which generated $9.7 million in revenues in fiscal 2005.

                              FONAR CORPORATION
                 (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: September 14, 2006          By  /s/ RAYMOND V. DAMADIAN,
                                       Raymond V. Damadian. President

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                 CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
     Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).